

April 18, 2013

Via E-mail
Ms. Martina Hund-Mejean
Chief Financial Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-32877**

Dear Ms. Hund-Mejean:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 15. Share Based Payment and Other Benefits

Stock Options, page 91

1.   We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of exercise activity since your initial public offering, please explain to us why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

2.   We note that you determine expected volatility for stock options based upon an average of your implied volatility and a blend of your historical volatility and the historical peer group volatility. Please describe and tell us how you considered disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1. Additionally, given that during 2012 your expected life was 6.25 years and your initial public offering occurred in May 2006, tell us how long you intend to consider historical volatility of your peer group when determining your volatility. Refer to Question 6 of SAB Topic 14.D.1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief